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                                                                   EXHIBIT 99.1


Dear Fellow Shareholders:

As a result of the outstanding efforts of our production team, the Hycroft mine achieved a record six month production of 60,539 ounces versus 39,635 ounces for the same period in 1996. Second quarter production was 30,404 ounces, a 30 percent increase over second quarter production in 1996 of 23,429 ounces.

Vista Gold Corp. reported a net loss of US$1.2 million or $0.01 per share for the second quarter ending June 30, 1997 compared to a net loss of US$3.0 million or $0.06 per share for the same period in 1996. Cash flow from mining operations was US$2.4 million compared to US$1.6 million for the same period in 1996. These excellent results were achieved in spite of lower gold prices. For the first six months of 1997, the Company reported a net loss of US$1.9 million or $0.02 per share compared to a loss of US$4.9 million or $0.11 per share for the same period in 1996. Cash flow from mining operations for the first six months of 1997 was US$4.7 million compared to US$2.6 million for the same period in 1996.

The improvement in financial results can be attributed to increased gold production and lower direct cash costs at the Hycroft mine. Direct cash costs for the first six months were $240 per ounce. This compares to direct cash costs for the first six months of 1996 of $287 and $274 for the full year 1996.

BOLIVIA - AMAYAPAMPA PROJECT

We recently announced the completion of a positive, bankable feasibility study on the Amayapampa project. The study concluded that the Amayapampa mine could be successfully developed as an open pit mine with an average gold production of 57,500 ounces per year and average cash production costs of $164 per ounce. Proven and probable gold reserves are estimated at 9.6 million tonnes (10.6 million tons) at 1.74 grams/tonne (0.051 oz/ton) containing 537,000 ounces of gold.

The base project requires a minimum spot gold price of $350 per ounce to achieve satisfactory economics. However, we have identified a number of areas where we believe we can significantly improve the project economics.

o Incremental production from the Capa Circa mine located just 10 kilometers (6 miles) away will add 18,000 ounces per year, bringing total production to 74,000 ounces per year, and has a very positive impact on the project return.

o The Company believes it is entitled to an exemption from approximately $10 million of initial tax and duties and some portion of the same taxes during production.

o Our recent experience in construction of infrastructure facilities with local labor and materials has been very positive -- we believe further review will reduce capital costs.

o At a $400 gold price, estimated reserves for the mine increase to 637,000 ounces.

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VENEZUELA - GUARICHE PROJECT

During the second quarter, we completed the first phase of drilling on the Guariche gold project in Bolivar State, Venezuela, consisting of 45 diamond drill holes totaling 5,386 meters (17,670 feet). These initial results exceeded our expectations and now we are analyzing that information -- looking for extensions on the known zones of mineralization and continuing baseline studies. We anticipate the next phase of drilling should begin in late September.

The progress being made to secure the vein mining titles is encouraging. As of this writing, the Venezuelan Ministry of Energy and Mines had published in the official gazette a resolution ordering the issuance of the mining titles of the principle concessions on Guariche. This is one of the last steps prior to the issuance of the vein titles. Recent statements by the Ministry of Energy and Mines and by Placer Dome Inc.'s announcement regarding the construction of its Las Cristinas project in Venezuela are further evidence of the Venezuelan government's success in streamlining the permitting process and helping companies develop their projects.

COMMON SHARE FLOAT INCREASED

In June, Atlas Corporation announced that it was no longer a major shareholder of Vista. Atlas exchanged 8.3 million shares of Vista Gold with the holders of its outstanding exchangeable debentures. The common stock of Vista had been held as security for these debentures. As a result, the common float has increased to over 80 million shares, representing 90 percent of the 89 million outstanding.

OUTLOOK

We are in challenging times. As the price of gold has fallen to an eleven and one-half year low, we are reducing our discretionary expenditures as appropriate. Additionally, we have hedged 44 percent of our expected remaining production for 1997 at an average price of $350 per ounce. We are hopeful of a rapid recovery in the gold price but continue to judiciously examine all expenses.

We have good projects and strong management. I have stated that our goal is for Vista to become a mid-tier gold producer by the year 2000 and we are moving forward to realize this goal. The Hycroft mine is producing at record levels, the Bolivian properties are now in the project financing stage and the Venezuelan project drill results are exceeding our initial expectations.

Mike B. Richings
President & Chief Executive Officer

August 20, 1997